UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Clipper Realty Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

18885T306
(CUSIP Number)

David Bistricer
c/o Clipper Realty Inc. 4611 12th Avenue Brooklyn, New York 11219
(718) 438-2804
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 18885T306	13D	Page 2 of 11

(1)	Name of reporting person David Bistricer, in his individual capacity
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,278,058 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,278,058 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,929,653 shares (2) (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.2% (3) (See Item 5)
(14)	Type of reporting person (see instructions) IN

(1)	Represents 4,278,058 class B LLC units (the “Class B Units”), which are units of certain limited liability companies that are indirect subsidiaries of Clipper Realty Inc. (the “Issuer”) and are each exchangeable with an equal number of shares of special voting stock of the Issuer for an amount of cash equal to the fair market value of a share of Common Stock or, at the election of the Issuer, one share of Common Stock, par value $0.01 per share (“Common Stock”).
(2)	Includes 4,278,058 Class B Units held directly by David Bistricer, 318,262 shares of Common Stock held by the Moric Bistricer 2012 Family Trust and 333,333 shares of Common Stock held by the Moric Bistricer 2016 Family Trust.
(3)	This calculation is based on 17,012,755 shares of the Common Stock outstanding as of February 9, 2017, as reported in the registration statement on Form S-11, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 9, 2017. Percentage assumes exchange of only David Bistricer’s Class B Units into shares of Common Stock.

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(1)	Name of reporting person David Bistricer, as co-trustee of the Moric Bistricer 2012 Family Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 318,262
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 318,262
(11)	Aggregate amount beneficially owned by each reporting person 4,929,653 shares (1) (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.2% (2) (See Item 5)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 4,278,058 Class B Units held directly by David Bistricer, 318,262 shares of Common Stock held by the Moric Bistricer 2012 Family Trust and 333,333 shares of Common Stock held by the Moric Bistricer 2016 Family Trust.
(2)	This calculation is based on 17,012,755 shares of the Common Stock outstanding as of February 9, 2017, as reported in the registration statement on Form S-11, filed by the Issuer with the SEC on February 9, 2017. Percentage assumes exchange of only David Bistricer’s Class B Units into shares of Common Stock.

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(1)	Name of reporting person David Bistricer, as trustee of the Moric Bistricer 2016 Family Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds AF/OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 333,333
	(8)	Shared voting power 0
	(9)	Sole dispositive power 333,333
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,929,653 shares (1) (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.2% (2) (See Item 5)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 4,278,058 Class B Units held directly by David Bistricer, 318,262 shares of Common Stock held by the Moric Bistricer 2012 Family Trust and 333,333 shares of Common Stock held by the Moric Bistricer 2016 Family Trust.
(2)	This calculation is based on 17,012,755 shares of the Common Stock outstanding as of February 9, 2017, as reported in the registration statement on Form S-11, filed by the Issuer with the SEC on February 9, 2017. Percentage assumes exchange of only David Bistricer’s Class B Units into shares of Common Stock.

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Item 1. Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Clipper Realty Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 4611 12th Avenue Brooklyn, New York 11219.

Item 2. Identity and Background

The person filing this statement is David Bistricer in his individual capacity and as co-trustee of the Moric Bistricer 2012 Family Trust and sole trustee of the Moric Bistricer 2016 Family Trust. Mr. Bistricer is a citizen of the United States of America.

Mr. Bistricer’s present principal occupation and employment is Co-Chairman and Chief Executive Officer of the Issuer. The Issuer is a self-administered and self-managed real estate company that acquires, owns, manages, operates and repositions multi-family residential and commercial properties in the New York metropolitan area, with an initial portfolio in Manhattan and Brooklyn. David Bistricer is also currently the Chief Executive Officer of Clipper Equity LLC, which owns interests in and controls and manages entities that own interests in multi-family and commercial properties in the New York metropolitan area. Mr. Bistricer’s principal business address is 4611 12th Avenue Brooklyn, New York 11219.

Mr. Bistricer has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 9, 2017, the Securities and Exchange Commission (the “SEC”) issued a notice of effectiveness of the Issuer’s registration statement on Form S-11 (the “IPO”). In connection with the IPO, 333,333 shares of Common Stock were purchased by the Moric Bistricer 2016 Family Trust of which David Bistricer is sole trustee and beneficial owner (as described in Item 5 hereto). The initial public offering price for the Common Stock was $13.50 per share. The source of funding for the 333,333 shares of Common Stock purchased in the IPO was a $4,499,995.50 loan provided by the Moric Bistricer 2012 Family Trust. The loan is reflected by a promissory note (the “Note”) dated February 14, 2017 between David Bistricer, as trustee of the Moric Bistricer 2016 Family Trust (as Maker) and Michael Friedman and David Bistricer, as Trustees of the Moric Bistricer 2012 Family Trust (as Payee).  The Note matures on February 15, 2026 and reflects the February long-term AFR rate of 2.81%. The Maker may prepay the Note at any time. The foregoing terms of the Note do not purport to be complete and is qualified in its entirety by reference to full text of the Note, which is filed as Exhibit 99.1 to this statement and incorporated by reference herein.

318,262 shares of the Common Stock, which are held of record by the Moric Bistricer 2012 Family Trust, of which David Bistricer is co-trustee, were purchased prior to the IPO in a private offering of 10,666,667 shares of Common Stock, which closed on August 3, 2015 (the “Private Offering”). Moric Bistricer initially purchased the shares of Common Stock at $13.50 per share for a total of $4,296,537 and then, on February 4, 2016, sold the shares to the Moric Bistricer 2012 Family Trust for the same $13.50 per share. The source of funding for the purchase of such shares by the Moric Bistricer 2012 Family Trust was cash held in the trust.

In formation transactions effected in connection with the Private Offering, the limited liability company interests held by David Bistricer in the Issuer’s predecessor entities were converted into 4,278,058 class B limited liability company units (the “Class B Units”), which are units of certain limited liability companies that are indirect subsidiaries of the Issuer and are each exchangeable, together with an equal number of shares of special voting stock of the Issuer, for an amount of cash equal to the fair market value of a share of Common Stock or, at the election of the Issuer, one share of Common Stock. The initial source of funding for the Class B Units was Mr. Bistricer’s personal funds.

Item 4. Purpose of Transaction.

The 333,333 shares of Common Stock were purchased in the IPO by the Moric Bistricer 2016 Family Trust, of which David Bistricer is the sole trustee and which is the event triggering the filing of this statement. The 333,333 shares of Common Stock were purchased for the purpose of investment. The purchase of shares of Common Stock in the Private Offering and the purchase of limited liability company interests in the Issuer’s predecessor entities (which have now been converted into Class B Units) were also made for the purpose of investment.

CUSIP No. 18885T306	13D	Page 6 of 11

Pursuant to the terms of David Bistricer’s lock-up agreement and as set forth in the registration statement on Form S-11, filed by the Issuer with the SEC on February 9, 2017, Mr. Bistricer has agreed that for a period ending 180 days after the date of the underwriting agreement (dated as of February 12, 2017) he will not without the prior written consent of FBR Capital Markets & Co. and Raymond James & Associates, Inc., the representatives of the underwriters, (the “Representatives”) which may be withheld or delayed in the Representatives’ sole discretion (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock owned directly by him or with respect to which he has beneficial ownership or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of Common Stock, whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to full text of the lock-up agreement, which is filed as Exhibit 99.2 to this statement and incorporated by reference herein.

Mr. Bistricer may modify his plans depending on his evaluation of various factors, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant by Mr. Bistricer. In connection with the activities described above, Mr. Bistricer intends, to the extent permitted under the agreements more fully described in Item 6 below, to communicate with, and express his views to, the board of directors and management of the Issuer and may communicate with, and express his views to, other persons regarding the Issuer, including, without limitation, other stockholders of the Issuer and potential strategic or financing partners.

Except as described in this Item 4, Mr. Bistricer currently has no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. Mr. Bistricer reserves the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as he may determine.

Item 5. Interest in Securities of the Issuer.

(a)

Subject to the following paragraph, David Bistricer beneficially owns, in the aggregate, 4,929,653 shares of Common Stock (which includes 4,278,058 Class B Units held by David Bistricer in his individual capacity), representing approximately 23.2% of the Issuer’s outstanding Common Stock (which assumes exchange of only David Bistricer’s Class B Units into shares of Common Stock and assuming 17,012,755 shares of Common Stock outstanding as of February 9, 2017).

Under the rules issued by the SEC regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of an option, warrant or right at or within 60 days. Mr. Bistricer has opted to include in this report his beneficial ownership of Class B Units, even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 of the Securities and Exchange Act, as amended (the “Act”) because, pursuant to the relevant LLC agreements, the holder of the Class B Units does not have the right to require the Issuer to exchange such units for shares of Common Stock rather than cash.

Pursuant to Rule 13d-3(c) of the Act, all Common Stock beneficially held by David Bistricer, regardless of the form in which beneficial ownership takes, have been aggregated in calculating the number of shares beneficially owned by him for purposes of this statement.

CUSIP No. 18885T306	13D	Page 7 of 11

(b)

Subject to the second paragraph of Item 5(a) above, David Bistricer, in his individual capacity, has sole voting power and sole dispositive power with regard to 4,278,058 shares of Common Stock (currently in the form of Class B Units) and shared voting power and shared dispositive power with regard to zero shares of Common Stock.

David Bistricer, as co-trustee of the Moric Bistricer 2012 Family Trust, has sole voting power and sole dispositive power with regard to zero shares of Common Stock and shared voting power and shared dispositive power with regard to 318,262 shares of Common Stock.

David Bistricer, as sole trustee of the Moric Bistricer 2016 Family Trust, has sole voting power and sole dispositive power with regard to 333,333 shares of Common Stock and shared voting power and shared dispositive power with regard to zero shares of Common Stock.

(c) During the past 60 days the Reporting Persons made the below listed open-market purchases:

Record Holder	Reporting Person	Date	Amount Purchased	Price
Moric Bistricer 2016 Family Trust	David Bistricer (Trustee)	February 9, 2017	333,333	$13.50

As noted in Item 4 above, in connection with the IPO, 333,333 shares of Common Stock were purchased by the Moric Bistricer 2016 Family Trust of which David Bistricer is sole trustee.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 3 and Item 4 of this statement are hereby incorporated by reference into this Item 6.

Continuing Investors Registration Rights Agreement

On August 3, 2015, the Issuer entered into a registration rights agreement (the “Continuing Investors Registration Rights Agreement”) with each of the holders of Class B Units, which includes David Bistricer, as holder of 4,278,058 Class B Units. The Continuing Investors Registration Rights Agreement provides for the registration of such shares of Common Stock that are issuable upon the exchange of Class B Units. The foregoing description of the Continuing Investors Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the agreement, which is filed as Exhibit 99.3 to this statement and incorporated by reference herein.

CUSIP No. 18885T306	13D	Page 8 of 11

Registration Rights Agreement

All purchasers of Common Stock in the Private Offering, and their transferees, which includes the 318,262 shares of Common Stock held of record by Moric Bistricer 2012 Family Trust, are entitled to the benefits of a registration rights agreement (the “Registration Rights Agreement”) between the Issuer and FBR Capital Markets & Co., the initial purchaser and placement agent in the Private Offering, acting for itself and for the benefit of the investors in that offering. Pursuant to the Registration Rights Agreement, as amended, the Issuer is required, among other things, to use its commercially reasonable efforts to cause a shelf registration statement registering for resale the registrable shares (as defined in the Registration Rights Agreement) that are not sold by the selling stockholders in the IPO, to be declared effective by the SEC as soon as practicable (but in no event later than the earlier of (i) March 31, 2017 and (ii) 60 days after the closing of the IPO; provided that if the IPO occurs within the 60 days prior to March 31, 2017, such date shall be 60 days after the closing of the IPO). The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to full text of the agreement, including the amendments thereto, which are filed as Exhibits 99.4 – 99.7 to this statement and incorporated by reference herein.

Employment Agreement

On August 3, 2015, Clipper Realty L.P. (the “Operating Partnership”), a direct subsidiary of the Issuer, entered into an employment agreement with David Bistricer. The employment agreement provides for, among other things: (i) an annual base salary of $500,000 (ii) an annual incentive bonus with a target bonus opportunity of 50% of annual base salary, with the actual amount earned ranging from 0% to 200% of target based on actual achievement against performance metrics to be established by the compensation committee, (iii) annual long-term equity incentive compensation awards to be granted beginning in 2016 in form, including vesting restrictions, and amount determined in the sole discretion of the compensation committee and the board of directors and (iv) participation in the Issuer’s employee benefit and welfare plans. Annual incentive bonuses for 2015 were paid to David Bistricer in March 2016 in the amount of $700,000, paid in the form of 51,852 long term incentive plan units (“LTIP Units”), a class of units of the Operating Partnership. Mr. Bistricer also received a one-time grant of 133,334 LTIP Units on August 3, 2015, which are scheduled to cliff vest on August 3, 2018, and are generally subject to continued employment through the vesting date. Subject to certain conditions and restrictions, LTIP units that have vested may be exchanged for shares of Common Stock. Mr. Bistricer’s LTIP Units are convertible, upon vesting, into an equivalent number of units of limited partnership interests (“OP Units”) of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock or, at the election of the Issuer, one share of Common Stock. The foregoing description of David Bistricer’s employment agreement does not purport to be complete and is qualified in its entirety by reference to full text of the agreement, which is filed as Exhibit 99.8 to this statement and incorporated by reference herein.

Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between David Bistricer and any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as an exhibit:

1.	Promissory Note, dated as of February 14, 2019, in the amount of $4,499,995.50 by David Bistricer, as trustee of the Moric Bistricer 2016 Family Trust, in favor of the trustees of the Moric Bistricer 2012 Family Trust *

2.	Lock-Up Agreement, dated as of February 9, 2017, by David Bistricer with FBR Capital Markets & Co., Raymond James & Associates, Inc., as representatives of the underwriters in the initial public offering.*

3.	Registration Rights Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and each of the Holders from time to time party thereto (incorporated by reference to Exhibit 10.7 of the Issuer’s amended draft registration statement on filed with the SEC on December 23, 2015)

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4.	Registration Rights Agreement, made and entered into as of August 3, 2015, between Clipper Realty Inc. and FBR Capital Markets & Co. (the “Registration Rights Agreement”) (incorporated by reference to Exhibit 10.5 of the Issuer’s draft registration statement, filed with the SEC on December 23, 2012)

5.	Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2016 (incorporated by reference to Exhibit 10.43 of the Issuer’s registration statement on Form S-11, filed with the SEC on October 7, 2016)

6.	Amendment No. 2 to the Registration Rights Agreement, dated as of November 3, 2016 (incorporated by reference to Exhibit 10.50 of the Issuer’s registration statement on Form S-11/A filed with the SEC on December 9, 2016)

7.	Amendment No. 3 to the Registration Rights Agreement, dated as of February 2, 2017 (incorporated by reference to Exhibit 10.53 of the Issuer’s registration statement on Form S-11/A filed with the SEC on February 2, 2017)

8.	Employment Agreement, dated as of August 3, 2015, between Clipper Realty L.P. and David Bistricer (incorporated by reference to Exhibit 10.7 of the Issuer’s amended draft registration statement on Form S-11, filed with the SEC on December 23, 2015)

*filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017

DAVID BISTRICER

By:	/s/ David Bistricer

EXHIBIT INDEX

Exhibit	Description
99.1	Promissory Note, dated February 14, 2019, in the amount of $4,499,995.50 by David Bistricer, as trustee of the Moric Bistricer 2016 Family Trust, in favor of the trustees of the Moric Bistricer 2012 Family Trust*

99.2	Lock-Up Agreement, dated as of February 9, 2017, by David Bistricer with FBR Capital Markets & Co., Raymond James & Associates, Inc., as representatives of the underwriters in the initial public offering.*

99.3	Registration Rights Agreement, made and entered into as of August 3, 2015, by and among Clipper Realty Inc. and each of the Holders from time to time party thereto (incorporated by reference to Exhibit 10.6 of the Issuer’s draft registration statement, filed with the SEC on December 23, 2012)

99.4	Registration Rights Agreement, made and entered into as of August 3, 2015, between Clipper Realty Inc. and FBR Capital Markets & Co. (the “Registration Rights Agreement”) (incorporated by reference to Exhibit 10.5 of the Issuer’s draft registration statement, filed with the SEC on December 23, 2012)

99.5	Amendment No. 1 to the Registration Rights Agreement, dated as of July 7, 2016 (incorporated by reference to Exhibit 10.43 of the Issuer’s registration statement on Form S-11, filed with the SEC on October 7, 2016)

99.6	Amendment No. 2 to the Registration Rights Agreement, dated as of November 3, 2016 (incorporated by reference to Exhibit 10.50 of the Issuer’s registration statement on Form S-11/A filed with the SEC on December 9, 2016)

99.7	Amendment No. 3 to the Registration Rights Agreement, dated as of February 2, 2017 (incorporated by reference to Exhibit 10.53 of the Issuer’s registration statement on Form S-11/A filed with the SEC on February 2, 2017)

99.8	Employment Agreement, dated as of August 3, 2015, between Clipper Realty L.P. and David Bistricer (incorporated by reference to Exhibit 10.7 of the Issuer’s amended draft registration statement on Form S-11, filed with the SEC on December 23, 2015)

*filed herewith